77M.

a)  Heartland Nebraska Tax Free Fund

b) An agreement and plan of reorganization was approved effective December 9, 1996 by the sharelolders of the Heartland Nebraska Tax Free Fund (Heartland). Pursuant to the agreement, The Nebraska Municipal Fund, in exhcange for the assets of Heartland assumed certain liabilities of Heartland and issued shares of The Nebraska Municipal Fund to shareholders of Heartland on a pro rata basis.

On the date of exchange, 926,218 shares of The Nebraska Municipal Fund were issued to the shareholders of Heartland for net assets of $10,299,543 at $11.12.